# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beta Bionics, Inc., CIK 0001674632
CUSIP: 08659B102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11 Hughes, Suite 100, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001442891

## Reporting persons
- Eventide Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,857,041; shared voting power 0; sole dispositive power 4,857,041; shared dispositive power 0; aggregate amount beneficially owned 4,857,041 (11.32% of the class)
- Finny Kuruvilla, M.D., Ph. D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,857,041; sole dispositive power 0; shared dispositive power 4,857,041; aggregate amount beneficially owned 4,857,041 (11.32% of the class)
- Robin C. John: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,857,041; sole dispositive power 0; shared dispositive power 4,857,041; aggregate amount beneficially owned 4,857,041 (11.32% of the class)

## Item 1. Issuer
Name of issuer: Beta Bionics, Inc.
Address of issuer's principal executive offices: 11 Hughes, Suite 100, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing:
(i) Eventide Asset Management, LLC ("Eventide")

(ii) Finny Kuruvilla, M.D., Ph.D. ("Kuruvilla")

(iii) Robin C. John ("John")
Address of principal business office or, if none, residence:
Eventide, Kuruvilla and John:

One International Place, Suite 4210

Boston, Massachusetts 02110
Citizenship:
Eventide: Delaware

Kuruvilla: United States

John: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Eventide: 4,857,041
(ii) Kuruvilla: 4,857,041
(iii) John: 4,857,041
Percent of class:
(i) Eventide: 11.32%
(ii) Kuruvilla: 11.32%
(iii) John: 11.32%
Sole power to vote or to direct the vote:
(1) Eventide: 4,857,041
(2) Kuruvilla: 0
(3) John: 0
Shared power to vote or to direct the vote:
(1) Eventide: 0
(2) Kuruvilla: 4,857,041
(3) John: 4,857,041
Sole power to dispose or to direct the disposition:
(1) Eventide: 4,857,041
(2) Kuruvilla: 0
(3) John: 0
Shared power to dispose or to direct the disposition:
(1) Eventide: 0
(2) Kuruvilla: 4,857,041
(3) John: 4,857,041

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
As of January 31, 2025, Eventide Asset Management, LLC, a Delaware limited liability company located at One International Place, Suite 4210, Boston, Massachusetts 02110, is the beneficial owner of 4,857,041 shares of the Issuer's Common Stock by virtue of being the investment adviser to Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund which are registered investment companies, and Eventide separately managed accounts, (the "Accounts").

As of January 31, 2025, the Eventide Gilead Fund held 2,946,096 shares of the Issuer's Common Stock, representing 6.87% of the Issuer's outstanding Common Stock, the Eventide Healthcare & Life Sciences Fund held 1,888,608 shares of the Issuer's Common Stock, representing 4.40% of the Issuer's outstanding Common Stock, and Eventide's separately managed accounts held 22,337 shares of the Issuer's Common Stock, representing 0.05% of the Issuer's outstanding Common Stock, which together represents 11.32% of the Issuer's outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

## Exhibits
EXHIBIT 1 - Filed Herewith

## Signatures
- Eventide Asset Management, LLC: /s/ Peter J. Luiso, Peter J. Luiso, General Counsel (02/05/2025)
- Finny Kuruvilla, M.D., Ph. D.: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (02/05/2025)
- Robin C. John: /s/ Robin C. John, Robin C. John (02/05/2025)